UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.  1)*

HALLADOR PETROLEUM COMPANY

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

406092 20 5

(CUSIP Number)

David C. Hardie
555 Dale Drive
Incline Village, NV  89451
(775) 831-2272

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   406092 20 5
1.	Names of Reporting Persons.Hallador Alternative Assets Fund LLC I.R.S. Identification Nos. of above persons (entities only).	20-1064809
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power.	3,426,601
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,426,601
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,426,601
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions	☐
13.	Percent of Class Represented by Amount in Row (11)	15.65%
14.	Type of Reporting Person (See Instructions)	OO(1)
(1)  Limited Liability Company

1.	Names of Reporting Persons. Hallador Investment Advisors Inc. I.R.S. Identification Nos. of above persons (entities only).	20-1067386
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power	0
	8.Shared Voting Power	3,426,601
	9.Sole Dispositive Power	0
	10.Shared Dispositive Power	3,426,601
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,426,601
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	15.65%
14.	Type of Reporting Person (See Instructions)	CO

1.	Names of Reporting Persons. Silvertip Management LLC. I.R.S. Identification Nos. of above persons (entities only).	20-1406481
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,426,601
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,426,601
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,426,601
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	15.65%
14.	Type of Reporting Person (See Instructions)	OO(1)
(1)  Limited Liability Company

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	David C. Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	4,547,957
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	4,547,957
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,547,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	20.76%
14.	Type of Reporting Person (See Instructions)	IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Steven Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,749,916
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,749,916
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,749,916
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11	17.12%
14.	Type of Reporting Person (See Instructions)	IN

Item 1.  Security and Issuer.

This statement relates to shares of Common Stock, $0.01 par value (the "Shares") of Hallador Petroleum Company, a Colorado corporation (the "Issuer").  The address of the Issuer's principal executive office is 1660 Lincoln Street, Suite 2700, Denver, Colorado 80264.

Item 2.  Identity and Background.

a.         Name of Person Filing:

(i)
Hallador Alternative Assets Fund LLC, a limited liability company organized under the laws of the State of Delaware.  Hallador Alternative Assets Fund is a private equity investment fund directed or controlled by its managing members, Silvertip Management LLC, David C. Hardie and Steven Hardie.

(ii)
Hallador Investment Advisors, Inc., a corporation organized under the laws of the state of Delaware (“HIA”).  HIA manages Hallador Equity Fund, Hallador Fixed Income Fund, Hallador Alternative Assets Fund LLC and Hallador Balanced Fund LLC.  HIA is the investment advisor to Hallador Alternative Assets Fund LLC and as such, has voting and dispositive power with respect to the investments of Hallador Alternative Assets Fund.

(iii)
Silvertip Management LLC, a limited liability company organized under the laws of the state of Delaware (“Silvertip”).  Silvertip is a Managing Member and General Partner of Hallador Alternative Assets Fund LLC and as such, has voting and dispositive power with respect to the investments of Hallador Alternative Assets Fund.

(iv)
David C. Hardie is a United States citizen.  He is President of HIA and Managing Member of Hallador Alternative Assets Fund LLC and Silvertip.  Additionally he serves as a director and partner of other private equity entities that are owned by members of his family.  As a result of the foregoing, Mr. David Hardie may be deemed beneficially to own the securities of the Issuer owned by HIA.

(v)
Steven Hardie is a United States citizen.  He is Vice President of HIA, Managing Member of Silvertip and Managing Member of Hallador Alternative Assets Fund LLC.  Additionally he serves as a director and partner of other private equity entities that are owned by members of his family.  As a result of the foregoing, Mr. Steven Hardie may be deemed beneficially to own the securities of the Issuer owned by HIA. Additionally, Steven Hardie is married to Sandra Hardie, trustee of the Sandra Hardie Trust, and as a result, may be deemed beneficially to own the securities of the Issuer owned by the Sandra Hardie Trust.

b.	Residence or Business Address:

(i)	The address of Hallador Alternative Assets Fund is 555 Dale Drive, Incline Village, NV 89451.
(ii)        The address of HIA is 555 Dale Dr., Incline Village, NV  89451.
(iii)       The address of Silvertip is 555 Dale Dr., Incline Village, NV  89451.
(iv)       The address of Mr. David Hardie is 555 Dale Drive, Incline Village, NV 89451.
(v)        The address of Mr. Steven Hardie is 555 Dale Drive, Incline Village, NV 89451.

c.	None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 21, 2008, Hallador Alternative Assets Fund LLC entered into a Subscription Agreement with the Issuer in a private placement transaction for the purchase of 997,587 Shares at a price of $4.00 per Share, or an aggregate of $3,990,348.  Hallador Alternative Assets Fund LLC purchased the Shares from its source of available working capital. The form of Subscription Agreement was previously filed as Exhibit A.

On July 21, 2008, the Sandra Hardie Trust entered into a Subscription Agreement with the Issuer in a private placement transaction for the purchase of 25,000 Shares at a price of $4.00 per Share, or an aggregate of $100,000.  The Sandra Hardie Trust purchased the Shares from its source of available working capital. The form of Subscription Agreement was previously filed as Exhibit A.

As of March 24, 2006 David C. Hardie and Steven Hardie initiated a transfer of 2,201,742 Shares to Hallador Alternative Assets Fund LLC, 823,041 Shares to Robert C. Hardie, L.P., 22,971 Shares to Marilyn Hardie Separate Property Trust and 298,315 Shares to Hallador, Inc., all without consideration.  Messrs. Hardie were authorized to manage and control the disposition of such Shares pursuant to an Assignment and Nominee Agreement dated December 1, 1997, as amended March 15, 2002 (“Nominee Agreement”).  Messrs. Hardie are (i) the managing members of Hallador Alternative Assets Fund LLC and also directly or indirectly control its holdings, (ii) the Directors of Hallador, Inc., and are deemed to directly or indirectly control its holdings, (iii) Mr. David Hardie is an executive officer of Browns Valley, Inc., which is deemed to directly or indirectly control the holdings of Robert C. Hardie, L.P., as its General Partner.

On February 14, 2005, Hallador Alternative Assets Fund LLC entered into a Subscription Agreement with the Issuer in a private placement transaction for the purchase of 227,272 Shares at a price of $2.20 per Share, or an aggregate of $499,998.40.  Hallador Alternative Assets Fund LLC purchased the Shares from its source of available working capital. The form of Subscription Agreement was previously filed as Exhibit A.

Item 4.  Purpose of the Transaction.

On July 21, 2008, Hallador Alternative Assets Fund LLC purchased said 997,587 Shares pursuant to that certain Subscription Agreement for investment purposes incidental to the operations of the Issuer. Further, on July 21, 2008, the Sandra Hardie Trust purchased said 25,000 Shares pursuant to that certain Subscription Agreement for investment purposes incidental to the operations of the Issuer. As of March 24, 2006 Messrs. Hardie initiated the transfer of 2,201,742 Shares to Hallador Alternative Assets Fund LLC, in accordance with the management and disposition control provisions set forth in the Nominee Agreement, for asset management purposes.  On February 14, 2006, Hallador Alternative Assets Fund LLC purchased said 227,272 Shares pursuant to that certain Subscription Agreement for investment purposes incidental to the operations of the Issuer.

Subject to ongoing evaluation, except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)            Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	(i)	Hallador Alternative Assets Fund LLC beneficially owns 3,426,601 Shares, or 15.65% of the Shares.
(ii)
The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to Hallador Alternative Assets Funds investments is 3,426,601 Shares, or 15.65% of the Shares.

(iii)
The amount of Shares considered to be beneficially owned by Silvertip by reason of its voting and dispositive powers with respect to Hallador Alternative Assets Funds investments is 3,426,601 Shares, or 15.65% of the Shares.

(iv)
Mr. David Hardie, by reason of being President of HIA and Managing Member of Hallador Alternative Assets Fund LLC and Silvertip, may also be deemed to beneficially own such 3,426,601 Shares.  Additionally, Mr. Hardie is an executive officer of Browns Valley, Inc., which is deemed to directly or indirectly control the holdings of Robert C. Hardie, L.P., as its General Partner or 823,041 Shares. Further, as a director of Hallador, Inc., he may be deemed to directly or indirectly control its holdings, or 298,315 Shares.

(v)
Mr. Steven Hardie, by reason of being Vice President of HIA and Managing Member of Hallador Alternative Assets Fund LLC and Silvertip, may also be deemed to beneficially own such 3,426,601 Shares. Additionally, as a director of Hallador, Inc., Mr. Hardie may be deemed to directly or indirectly control its holdings, or 298,315 Shares. Further, Mr. Hardie is married to Sandra Hardie, trustee of the Sandra Hardie Trust, and as such he may be deemed to directly or indirectly control the Sandra Hardie Trust holdings, or 25,000 Shares

(b)
The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Hallador Alternative Assets Fund LLC	0	0	3,426,601
Hallador Investment Advisors, Inc.	0	0	3,426,601
Silvertip Management LLC	0	0	3,426,601
David C. Hardie	0	0	4,547,957
Steven Hardie	0	0	3,749,916

(c)	For the information describing transactions of the Reporting Persons’ Shares within the last sixty (60) days, see Item 3 above.

(d)	(i)	Hallador Alternative Assets Fund LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,426,601 Shares.
(ii)
Hallador Investment Advisors, having beneficial ownership over 3,426,601 Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,426,601 Shares.

(iii)
Silvertip Management LLC, having beneficial ownership over 3,426,601 Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,426,601 Shares.

(iv)
Mr. David C. Hardie, being deemed to have beneficial ownership over 4,547,957 Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 4,547,957 Shares.

(v)
Mr. Steven Hardie, being deemed to have beneficial ownership over 3,749,916 Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,749,916 Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the transactions stated in Item 3 above.

Item 7.  Materials to be Filed as Exhibits.

Exhibit A – Subscription Agreement (Previously Filed)
Exhibit B – Joint Filing Statement (Previously Filed)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2008	Hallador Alternative Assets Fund LLC

/s/ David C. Hardie

By: David C. Hardie
Its: Managing Member

Dated: July 21, 2008	Hallador Investment Advisors, Inc.

/s/ David C. Hardie

/s/ David C. Hardie
By: David C. Hardie
Its: President

Dated: July 21, 2008	Silvertip Management LLC

/s/ David C. Hardie on behalf of Steven Hardie

By: David C. Hardie on behalf of Steven Hardie
Its: Managing Member

Dated: July 21, 2008	David C. Hardie

/s/ David C. Hardie

By: David C. Hardie

Dated: July 21, 2008	Steven Hardie

/s/ David C. Hardie on behalf of Steven Hardie

By: David C. Hardie on behalf of Steven Hardie